

Mail Stop 3561

March 1, 2018

Chayut Ardwichai
President and Director
FundThatCompany
555/114 Moo 9
Sattahip District, Chonburi, 20180
Kingdom of Thailand

   Re: **FundThatCompany**
     Form 10-K for the Fiscal Year Ended September 30, 2017
     Filed January 12, 2018
     File No. 333-208350

Dear Mr. Ardwichai:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products